Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Cory J. Reed., President of Deere Credit Services, Inc., certify:

A review of Deere Credit Services, Inc.’s activities for the period from November 1, 2015 through October 31, 2016 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of March 11, 2015 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2015 has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 12, 2017	Deere Credit Services, Inc.

	By	/s/ Cory J. Reed
Cory J. Reed
President